Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Capitol Investment Corp. V (the “Company”) on Amendment No. 1 to Form S-1, File No. 333-249856, of our report dated September 25, 2020, except for the second paragraph of Note 8 as to which the date is November 4, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Capitol Investment Corp. V as of December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

November 19, 2020